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                                                                    EXHIBIT 20.1

[LETTERHEAD OF STREAMLOGIC CORPORATION]

FOR IMMEDIATE RELEASE

STREAMlOGIC TO MOVE CORPORATE HEADQUARTERS TO NORTHERN CALIFORNIA; ANNOUNCES PLAN TO CONSOLIDATE MANUFACTURING OPERATIONS THERE

     CHATSWORTH, Calif., October 16, 1996 - StreamLogic Corporation (NASDAQ:STLC) today announced a plan to relocate its corporate headquarters and consolidate all of its manufacturing operations in Northern California. The cost saving measure calls for the closing of the company's current Chatsworth facility and relocation of its manufacturing operations, engineering and administration by early April 1997.

     "After substantial consideration, the company determined that the economies of centralized engineering, manufacturing and administration would provide the most favorable internal cost reduction solution as well as the most efficient transfer of new products from our engineers' designs to our manufacturing floor," said Lee Hilbert, Chief Financial Officer of StreamLogic Corporation. "After the move, we look to achieve a quarterly operating cost reduction target of $700,000 to $800,000 and an overall reduction of about 50 employees -- or 23% of the company's current workforce."

     The reduction will affect the Chatsworth-based employees. However, a certain number of current employees are expected to relocate to the new headquarters in the Bay Area.

     "These cost control measures and a number of new products will substantially improve our business prospects," said J. Larry Smart, President and CEO of StreamLogic. "We look forward to an improved ability to serve our existing and future customers."

     "This move is a major step forward in the assimilation of the FWB Hammer hardware business acquired in July and another of the significant building blocks necessary to return the company to profitability," Hilbert continued. "We look to the continuing support of our customers and suppliers during this transition period and hope to experience only minimal disruptions."

     This news release includes forward-looking statements. For a detailed discussion of important factors that could cause actual results of the company to differ materially from those described herein, please refer to the company's Current Report on Form 8-K as filed on August 15, 1996, with the Securities and Exchange Commission.

                                    -more-



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     StreamLogic develops and markets leading-edge video delivery, digital media storage, and networking RAID and data management solutions. Current product offerings include VIDEON, the industry's first family of video-on-demand server subsystems, the innovative Video Disk Recorder (VDR) video editing appliance, the award-winning Hammer high-performance storage products, and the industry leading RAIDION family of fault-tolerant network RAID and data management solutions. The company sells to OEMs and systems integrators and has a well-established international network of distribution and dealer channel partners. StreamLogic corporate headquarters are located in Chatsworth, California, with marketing, sales, engineering, customer service, and manufacturing operations in Menlo Park and Chatsworth, California.

     StreamLogic, VIDEON, Hammer, and RAIDION, are trademarks or registered trademarks of StreamLogic Corporation. Additional information on StreamLogic can be found at http://www.streamlogic.com

For more information, please contact:    Lee Hilbert      (818) 701-8404
                                         Barbara Scherer  (818) 701-8402